Supplement dated March 31, 2005, to prospectus supplement dated December 17, 2004

(to prospectus dated December 17, 2004)

$97,574,000

(Approximate)

American Home Mortgage Investment Trust 2004-4

Issuer

American Home Mortgage Servicing, Inc.

RMBS Master Servicer

American Home Mortgage Securities, LLC

Depositor

American Home Mortgage Investment Trust 2004-4,

Mortgage-Backed Notes, Series 2004-4, Class M-2 and Class M-3

Capitalized terms used herein and not otherwise defined herein have the meanings assigned in the Prospectus Supplement dated December 17, 2004.

Subject to the terms and conditions set forth in an underwriting agreement dated March 31, 2005, the Depositor has agreed to sell, and UBS Securities LLC has agreed to purchase, $71,360,000 of the Class M-2 Notes. Subject to the terms and conditions set forth in an underwriting agreement dated March 31, 2005, the Depositor has agreed to sell, and Bear, Stearns & Co. Inc. has agreed to purchase, $26,214,000 of the Class M-3 Notes. Distribution of these Notes will be made from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale. Proceeds to the Depositor from the sale of these Notes, before deducting expenses payable by the Depositor, will be approximately 100.00% of the aggregate Note Principal Balance of the Class M-2 Notes and 95.125% of the aggregate Note Principal Balance of the Class M-3 Notes, plus accrued interest on each of these Notes from March 25, 2005. In connection with the purchase and sale of these Notes, the Underwriters may be deemed to have received compensation from the Depositor in the form of underwriting discounts.

These Class M-2 Notes and Class M-3 Notes are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters’ right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Notes will be made through the facilities of DTC, Clearstream, Luxembourg and the Euroclear System on or about March 31, 2005.

The underwriting agreements provide that the Depositor and the Seller, jointly and severally, will indemnify each Underwriter against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or will contribute to payments the Underwriters may be required to make in respect thereof.

Dealers will be required to deliver a supplement, prospectus supplement and prospectus when acting as underwriters of the Notes offered by this supplement and with respect to their unsold allotments or subscriptions. In addition, all dealers selling these Notes, whether or not participating in this offering, may be required to deliver a supplement, prospectus supplement and prospectus for 90 days after the date of this prospectus supplement.

UBS Investment Bank	Bear, Stearns & Co. Inc.
(Class M-2 Notes)	(Class M-3 Notes)